October 12, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin, Staff Attorney and Anna Abramson, Staff Attorney

Re:	Cisco Systems, Inc.

Form 10-K for Fiscal Year Ended July 31, 2021

File No. 001-39940

Dear Mr. Austin and Ms. Abramson:

On behalf of Cisco Systems, Inc., a Delaware corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter, dated September 15, 2021.

Introduction

As a preliminary matter and as context for Cisco’s responses, we note that the topic of the Staff’s comments—climate change-related matters—is one on which Cisco has been focused for many years. Cisco has a long history of environmental, social and governance (“ESG”) initiatives and commitments and a focus on corporate social responsibility (“CSR”). Cisco published its first annual CSR report in 2005.

Cisco endeavors to play a leading role in addressing one of the most critical and complex challenges that the world faces—reversing the advance of climate change. This challenge is not new to Cisco. Having been founded in 1984, Cisco has made incremental improvements to the design and development of both its products and its operations over the course of many years. These incremental improvements resulted from many underlying business reasons, as well as climate change, where Cisco has been working to reduce its own greenhouse gas (“GHG”) emissions since 2006. Additionally, Cisco has made and continues to make ongoing investments in circular product and energy efficiency design, which further helps reduce the Scope 2 and Scope 3 GHG emissions of Cisco’s customers. Cisco believes that, collectively, these improvements and product and energy efficiency design innovations contribute to a global reduction in GHG

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

emissions from IT infrastructure. Notably, however, because these incremental improvements and design innovations have been made by Cisco over the course of many years, new climate change-related improvements and design innovations have not required a significant change in business strategy or capital expenditures.

Furthermore, Cisco strives to be a leader in the climate change discussion through its public initiatives and commitments which are intended to help influence positive change on such a critically important global issue that impacts its customers and the communities in which it operates. For example, in answering the worldwide call to limit global temperature rise to 1.5°C above pre-industrial levels, Cisco has recently committed to reaching net zero across all scopes of GHG emissions by 2040, which includes its product use, operations, and supply chain, and Cisco has also committed to reaching net zero for all global Scope 1 and Scope 2 GHG emissions by 2025. To date, the actual costs and impacts of Cisco’s climate change-related initiatives and commitments have not been, and the expected costs are not anticipated to be, material to Cisco’s financial condition or results of operations.

In connection with ongoing engagements with various stakeholders, Cisco provides extensive and detailed climate change-related disclosures in a number of voluntary reports intended to meet the needs of a wide range of stakeholders. These include: (i) an annual report summary (which included Cisco’s Scope 1 and Scope 2 GHG emission reduction targets in 2020), (ii) an ESG reporting webpage at https://www.cisco.com/c/m/en_us/about/csr/esg-hub.html (“ESG Reporting Hub”), (iii) an annual CSR report (the latest version of which is available on the ESG Reporting Hub), and (iv) an Environmental Technical Review (the latest version of which is available on the ESG Reporting Hub).

In addition, Cisco includes required disclosures about climate change-related matters in its Annual Report on Form 10-K and other reports that Cisco files with the Commission pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations promulgated thereunder. In preparing such required disclosures for inclusion in Cisco’s SEC reports, the Company actively monitors and assesses the impacts and risks of climate change-related matters and undertakes consideration of any required disclosures as outlined in the Commission’s Guidance Regarding Disclosure Related to Climate Change (Securities Act Rel. 33-9106, Feb. 2, 2010) (“2010 Guidance”).

While Cisco’s climate change-related initiatives and commitments are important to the Company and its stakeholders, to date they have not been material to Cisco’s financial condition or results of operations. Materiality, as used in Cisco’s voluntary CSR reports (as described below)

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

and its ESG materiality assessment process, is different from the concept of materiality when used in the context of SEC disclosure obligations. Accordingly, topics and issues (such as those related to climate change) viewed as material for purposes of Cisco’s voluntary CSR reports and for purposes of determining its ESG strategy may not be considered material for SEC reporting purposes, and inclusion of information (such as information related to climate change) in its voluntary CSR reports does not indicate that the topic or information is material to the Company’s financial condition or results of operations.

For the 2020 CSR report, Cisco’s definition of “ESG materiality” mirrored that of the Global Reporting Initiative’s (“GRI”) definition at the time, under which a “material topic” is one that reflects a reporting organization’s significant economic, environmental, and social impacts; or that substantively influences the assessments and decisions of stakeholders. Cisco performs a biennial ESG materiality assessment. Cisco’s 2019 ESG materiality assessment was conducted in 2019 with the help of an outside consultant. While there was not a new ESG materiality assessment conducted in 2020, Cisco’s 2020 CSR report was informed by stakeholder engagement in 2020 in addition to the 2019 ESG materiality assessment.

In 2021, a new ESG materiality assessment was conducted with a broader set of stakeholders. For this 2021 ESG materiality assessment, Cisco again mirrored GRI’s definition of materiality for its “ESG materiality” definition, as updated by GRI in 2020. Under such revised definition, “material topics” are topics that reflect the organization’s most significant impacts on the economy, environment, and people, including impacts on human rights. The 2021 CSR report (expected to be published in December 2021) will again be written for a broad range of stakeholders. Additionally, to improve ease of use and comparability with peers, Cisco plans to index its 2021 CSR report against frameworks from GRI, the Value Reporting Foundation (SASB Standards), the Task Force on Climate-related Financial Disclosures, and the UN Sustainable Development Goals, where applicable.

Response to Staff Comments

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

Form 10-K for Fiscal Year Ended July 31, 2021

General

1.

We note your disclosure in your CSR report that reducing your energy use and GHG emissions is an issue of high importance to your customers, employees, and company leadership, and is therefore one of your top material issues. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response:

In preparing the Company’s SEC filings, including the Form 10-K, the Company carefully considers the requirements applicable to each filing, including, as applicable, Commission guidance regarding those requirements. Thus, with respect to climate change-related matters, the Company considered the 2010 Guidance and included information consistent with the existing rules and the 2010 Guidance, as summarized in response to comments 2-7 below.

The Company’s CSR reporting includes extensive details about climate change-related information prepared to meet the requests of the Company’s wide range of stakeholders. While the Company voluntarily provides this information for its stakeholders, the information included in the 2020 CSR report is substantially more detailed than climate change-related disclosures required under existing Commission rules.

The climate change-related information included in the Company’s 2020 CSR report is responsive to the requests, inquiries or expectations of a wide range of stakeholders received in response to the Company’s 2020 stakeholder engagement. As outlined in the 2020 CSR report, the stakeholder groups include customers, partners, investors, employees and CSR thought leaders. The Company uses inputs from stakeholder groups to determine what issues are most important to stakeholders both inside and outside the Company. The 2020 CSR report explains that the ESG materiality assessment helps the Company prioritize investments, executive sponsorship, risk management and stakeholder engagement.

The disclosure in the 2020 CSR report that reducing the Company’s energy use and GHG emissions is an issue of high importance to customers, employees, and Company leadership, and is therefore one of the Company’s “top material issues,” reflects the ESG materiality analysis applied for CSR reporting, as discussed above. The focus for CSR reporting is based on the views of stakeholders and, as also described above, the reference to materiality relates to the concept of “ESG materiality” and for CSR reporting purposes is not aligned with the term for securities law reporting purposes.

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

Finally, the Company notes that in this year’s Form 10-K in its Part I, Item 1—Business section, the Company added disclosure regarding environmental sustainability consistent with the 2020 CSR report, explaining that “sustainability and protecting the environment are both top priorities for Cisco.” This section includes further information on the Company’s efforts in this regard and provides investors with details on how to access the Company’s CSR reporting.

Risk Factors, page 13

2.	Disclose any material litigation risks related to climate change and the potential impact to the company.

Response:

The Company believes the risk factors in this year’s Form 10-K appropriately reflect its material litigation risks. The Company actively monitors and assesses its material litigation risks in advance of each relevant filing with the Commission. The result of such assessments to date is that the Company is not subject to material litigation risks related to climate change. Accordingly, risk factor disclosure on this topic is not required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.	Please discuss any material impact of pending or existing climate change-related legislation, regulations, and international accords on your business, financial condition, and results of operations.

Response:

As noted at the outset of this letter, the Company has prioritized environmental sustainability and reduction of its GHG emissions for many years. As a result, at present, the Company does not believe that pending or existing climate change-related legislation, regulations, or international accords could reasonably be expected to have a material impact on the Company’s financial condition or results of operations. The Company cannot predict whether new laws or regulations that may be proposed and implemented in the future related to climate change could impose material costs or otherwise materially impact its business, but this remains a risk. The Company discloses this risk in “Risk Factors – Risks Related to Cybersecurity and Regulations – Our business, operating results and financial condition could be materially harmed by regulatory uncertainty applicable to our products and services.”

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

4.

In your CSR report and Environment Technical Review, you refer to climate-related projects that you have undertaken. If material, please provide additional detail regarding these projects and quantify the related capital expenditures in your SEC filing.

Response:

The Company includes examples of projects it has undertaken to further its sustainability goals for illustrative purposes in the context of the detailed reporting included in the 2020 CSR report and the Environmental Technical Review. While the Company believes describing these projects is meaningful for stakeholders reviewing these reports, the climate-related projects included in these reports have not required material capital expenditures, individually or in the aggregate, or otherwise been material to the Company.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company is a technology leader, developing products and services to meet the needs of its customers. This includes developing products with lower emissions and conducting its business in ways that continuously reduce its GHG emissions. Although these actions are important to the Company, they have not materially impacted the matters listed in the Staff’s comment 5. While the Company has not experienced material impacts to date, the Company notes that it includes disclosure in Risk Factors about potential risks from future climate-related regulation. See “Risk Factors – Risks Related to Cybersecurity and Regulations – Our business, operating results and financial condition could be materially harmed by regulatory uncertainty applicable to our products and services.”

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

6.	If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers; and

•	any weather-related impacts on the cost or availability of insurance.

Response:

The Company has not experienced material impacts from the matters listed in the Staff’s comment 6. The Company notes that it includes disclosure in Risk Factors about the risks related to various catastrophic events, including as a result of climate change. See “Risk Factors – Risks Related to our Business and Industry – Our business and operations are especially subject to risks of earthquakes, floods, and other natural catastrophic events (including as a result of global climate change).” In this risk factor, the Company provides specific information about risks arising from the locations of its operations, and also notes that some of the Company’s suppliers are located in places that have been affected by earthquake, tsunami or flooding activity, which has in the past and may in the future disrupt the flow of components and delivery of products. To date, these conditions have not had a material impact on the Company.

7.	We note you refer to increased compliance costs related to new laws and regulations in response to climate change on pages 26-27 of your filing. If material, please quantify any such costs.

Response:

While there are risks that the costs arising from increased compliance costs related to new laws and regulations in response to climate change could materially impact the Company (as noted in the risk factor referenced in comment 7), the Company has not experienced material costs to date.

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 526-7815, or Evan Sloves, Vice President, Deputy General Counsel and Secretary, at (408) 525-2061.

Sincerely,

/s/ Prat S. Bhatt

Prat S. Bhatt
Senior Vice President and
Chief Accounting Officer

cc:	Evan Sloves, Cisco Systems, Inc.

Conall Dempsey, PricewaterhouseCoopers LLP

Lillian Brown, Wilmer Cutler Pickering Hale and Dorr LLP

Meredith B. Cross, Wilmer Cutler Pickering Hale and Dorr LLP

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com